

Mike Carpenter · 3rd

CTO at eCarra LLC

Denton, Texas, United States · 479 connections · **Contact info**

 **eCarra**

 **University of North T**

Experience



CTO
eCarra
Oct 2018 – Present · 2 yrs 1 mo

Head of UI and Application Development
Synthetic Encounters Design
Apr 2018 – Present · 2 yrs 7 mos
Denton, TX

Genius
Apple Inc (APC)
Jun 2015 – Apr 2018 · 2 yrs 11 mos
Plano, Texas



Lead Photographer
Austere Magazine
Jan 2014 – Apr 2015 · 1 yr 4 mos
Denton, TX

Lead photographer overseeing fashion, art, and lif
management of 5 photography interns and their ir



Vehicle Catalog Photographer

DeliveryMaxx

2011 – 2012 · 1 yr

DFW

Photographing and cataloging new and used vehi
Volkswagen, Lincoln, Ford, Mercedes, and Cadilla

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Education



University of North Texas

College of Visual Arts and Design, Photography

2012 – 2017

The Photography program at UNT emphasizes cre
growth. Coursework exposes students to a wide v
historical printing processes to contemporary web
empowered through the development of a profess
cultural awareness and a personal voice. Graduate
careers as artists, freelance and commercial photo
and a wide variety of other creative jobs.

Skills & Endorsements

Video Editing · 11

Hannah Masten and 10 connections have given endorsements for this skill

Photoshop · 10

Hannah Masten and 9 connections have given endorsements for this skill

Digital Photography · 9



Endorsed by **2 of Mike's colleagues at AUSTERE**

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Accomplishments

4 Publications

Origins • Awake • Fashion Book • CMYK

2 Languages

English • Spanish

2 Projects

Austere CMYK Rooms • Dallas Motel : Austere Fashio

Interests



AUSTERE
131 followers



University of North Texas
238,611 followers



Hendley & Goodwyn, LLP
466 followers